FORM 4                                            U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
[  ] Check this box if no                                  Washington, D.C. 20549                        OMB Number: 3235-0287
     longer subject to Section                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Expires: April 30, 1997
     16, Form 4 or Form 5            Filed pursuant to Section 16(a) of the Securities Exchange Act of   Estimated average burden
     obligations may continue.        1934, Section 17(a) of the Public Utility Holding Company Act of   hours per response 0.5
     See Instruction 1(b).              1935 or Section 30(f) of the Investment Company Act of 1940

 1. Name and Address of          2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person to Issuer
    Reporting Person                   AutoBond Acceptance Corporation--ABND                      (Check all applicable)
Winsauer  William      0                                                               XX Director           XX 10% Owner
(Last)    (First)   (Middle)                                                           XX Officer (give      __ Other (specify
                                                                                                  title               below)
301 Congress Avenue                                                                               below)
   (Street)                      3. IRS or Social             4. Statement for            Chairman of the Board
                                    Security Number of           Month/Year               and Chief Executive Officer
                                    Reporting Person             November 1996            _______________________________
                                    (Voluntary)
                                                              5. If Amendment,
                                    ###-##-####                  Date of Original
                                                                 (Month/Year)
Austin         Texas     78701
(City)          (State)   (Zip)


                            Table 1--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------

1. Title of Security   2. Transaction   3. Transaction   4. Securities  Acquired (A)  5. Amount of    6. Ownership    7. Nature
   (Instr. 3)             Date (Month/     Code              or Disposed of (D)          Securities      Form: Direct   of Indirect
                          Day/Year)        (Instr. 8)       (Instr. 3, 4 and 5)          Beneficially    (D) or         Beneficial
                                                                                         Owned at End    Indirect (I)   Ownership
                                           Code    V         Amount   (A) or   Price     of Month        (Instr. 4)     (Instr. 4)
                                                                      (D)                (Instr. 3
                                                                                         and 4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock               11/14/96         S              196,000      D     $10.00     3,683,062        D
                                                                              per share
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________
___________________________________________________________________________________________________________________________________

Reminder: Report on a separate line for each class  of  securities  beneficially
owned directly or indirectly                                              (Over)


                              (Print or Type Responses)

                      Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security   2. Conversion    3. Transaction   4. Transaction   5. Number of Derivative   6. Date
    (Instr. 3)                        or Exercise      Date             Code             Securities Acquired      Exercisable
                                      Price of         (Month/          (Instr. 8)       (A) or Disposed of       and
                                      Derivative       Day/                              (D) (Instr. 3, 4 and     Expiration
                                      Security         Year)                             5)                       Date
                                                                                                                  (Month/
                                                                                                                  Day/
                                                                                                                  Year)
                                                                                                                Date     Expira-
                                                                                                                Exer-    tion
                                                                     Code    V         (A)       (D)            cisable  Date
---------------------------------------------------------------------------------------------------------------------------------
Stock Option                       $10.50         11/14/96           A        V         1                   11/14/1997  11/14/2006
                                   per share


---------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security   7. Title and        8. Price of      9. Number of     10. Ownership       11. Nature
    (Instr. 3)                        Amount of          Derivative       Derivative        Form of             of Indirect
                                      Underlying         Security         Securities        Derivative          Beneficial
                                      Securities         (Instr. 5)       Beneficially      Security:           Ownership
                                      (Instr. 3                           Owned at          Direct (D)          (Instr. 4)
                                      and 4)                              End of            or
                                                                          Month             Indirect(I)
                                   Title   Amount or                      (Instr. 4)        (Instr. 4)
                                           Number of
                                            Shares
---------------------------------------------------------------------------------------------------------------------------------
Stock Option                      Common   40,000       $0                    1               D
                                  Stock
---------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

**Intentional  misstatements or  omissions of facts  constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see instruction 6 for procedure.


                                  /s/ WILLIAM O. WINSAUER                12/9/96
                            ____________________________________         _______
                              **Signature of Reporting Person              Date

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